1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

October 6, 2020

VIA EDGAR

Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center
New York, N.Y. 10281

Re:	Barings BDC, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

File Number: 814-00733

Dear Ms. Hamilton:

On behalf of Barings BDC, Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to us on September 17, 2020 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the Company’s responses.

1.	Comment: We refer to the line item entitled “Weighted average yield on total investments” in the “Selected Financial Data” table contained on page 70 of the Form 10-K. According to footnote 1 to the “Selected Financial Data” table, such weighted average yield has been calculated by excluding non-accrual debt investments. In the Company’s future SEC filings, please include an additional line item immediately before or after the above-referenced line item which discloses the weighted average yield on all of the Company’s total investments, including non-accrual debt investments.

Response: The Company will comply with this comment commencing with its Form 10-K for the year ending December 31, 2020.

2.	Comment: We note that the “Selected Financial Data” table on page 70 of the Form 10-K discloses that the weighted average yield on the Company’s total investments excluding non-accrual debt investments was 6.2% at December 31, 2019. We also note disclosure on page 73 of the Form 10-K that “[t]he weighted-average yield on all of our outstanding investments (including equity and equity-linked investments and short-term investments) was approximately 5.8% as of December 31, 2019.” Please reconcile these two contradictory statements relating to the weighted average yield on the Company’s total/outstanding investments.

October 6, 2020 Page 2

Response: The Company respectfully submits that the 6.2% represents the aggregate weighted average yield of the Company’s middle-market private debt portfolio and the Company’s syndicated senior secured loan portfolio as of December 31, 2019, whereas the 5.8% represents the weighted-average yield on all of the Company’s outstanding investments (including equity and equity-linked investments and short-term investments) as of December 31, 2019.

3.	Comment: We refer to the statement on page 76 of the Form 10-K that “[a]s of December 31, 2019 and December 31, 2018, we had no non-accrual assets.” Please explain to the Staff how that statement is consistent with footnote 1 to the “Selected Financial Data” table which denotes that the weighted average yield on the Company’s total investments “[e]xcludes non-accrual debt investments.”

Response: The Company respectfully submits that footnote 1 to the “Selected Financial Data” table relates to all years in the Selected Financial Data schedule (2015-2019). For years 2015-2017, the Company did have non-accruals. The Company will include in future SEC filings an additional line item immediately before or after the above-referenced line item, which discloses the weighted average yield on all of the Company’s total investments, including non-accrual debt investments.

4.	Comment: Please confirm that all related-party transactions required to be disclosed in accordance with Rules 6-04(5) and 6-04(12) of Regulation S-X on the face of the Company’s balance sheet are so disclosed.

Response: The Company acknowledges the Staff’s comment and will disclose all related-party transactions required by Rules 6-04(5) and 6-04(12) of Regulation S-X in future filings. The Company supplementally confirms that the Company disclosed all such related-party transactions in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC on August 5, 2020.

5.	Comment: We note references in the Company’s schedule of investments to “foreign currency transactions.” Please confirm to the Staff that all liabilities related to forward foreign currency contracts or “other investments” are separately disclosed on the face of the Company’s balance sheet in accordance with Rule 6-04(9) of Regulation S-X.

October 6, 2020 Page 3

Response: On Form 10-K, for year ended December 31, 2019, the amount of liabilities related to forward currency contracts was $23,599 or 0.00% of total liabilities. These amounts were de minimis for the period ended December 31, 2019. If in future periods amounts become material, the Company will consider breaking out as a separate line item.

6.	Comment: In the Company’s future SEC filings, please disclose the class of securities held in other issuers in accordance with Rule 12-12 of Regulation S-X.

Response: The Company respectfully submits that the class of securities held in other issuers is disclosed in the Schedule of Investments where multiple classes of securities exist as required by Rule 12-12 of Regulation S-X.

7.	Comment: We refer to the following excerpt from footnote 4 of Rule 12-12 of Regulation S-X and request that the Company ensure that the schedule of investments included in its future SEC filings fully complies with the provisions thereof, including the bold provisions highlighted below:

“For variable rate securities, indicate a description of the reference rate and spread and: (1) The end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the Schedule in a note to the Schedule.”

Response: The Company respectfully submits that it is currently in compliance with footnote 4 of Rule 12-12 of Regulation S-X. The Company includes the reference rate, spread and end of period interest rate on the Schedule of Investments. In addition, for securities with payment in kind income, the Company discloses the rate paid in kind in the Schedule of Investments.

8.	Comment: Please supplementally disclose to the Staff whether the Company invests in covenant-lite loans and, if so, the magnitude thereof. If the Company will hold a significant amount of covenant-lite loans, please revise the Company’s principal risks disclosure in the Company’s future SEC filings to include the heightened risks associated with covenant-lite loans.

Response: The Company advises the Staff that a significant portion of its debt investments include so-called covenant-lite loans. Accordingly, the Company will include the following risk factor in its Form 10-Q for the quarter ending September 30, 2020 and other appropriate SEC filings thereafter.

October 6, 2020 Page 3

“Covenant-Lite Loans

A significant number of high yield loans in the market, in particular the broadly syndicated loan market, may consist of covenant-lite loans, or “Covenant-Lite Loans.” A significant portion of the loans in which the Company may invest or get exposure to through its investments may be deemed to be Covenant-Lite Loans and it is possible that such loans may comprise a majority of the Company’s portfolio. Such loans do not require the borrower to maintain debt service or other financial ratios and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Ownership of Covenant-Lite Loans may expose the Company to different risks, including with respect to liquidity, price volatility, ability to restructure loans, credit risks and less protective loan documentation, than is the case with loans that contain financial maintenance covenants.”

9.	Comment: We note that many of the Company’s debt investments are subject to interest rate caps and floors. In the Company’s future SEC filings, please disclose the caps and floors, including the amounts thereof, in the Company’s Schedule of Investments. See AICPA Expert Panel, February 20, 2018.

Response: The Company will disclose interest rate caps and floors by way of footnotes to the Schedule of Investments in future SEC filings.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas